UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October, 2020

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- Not Applicable                .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: October 19, 2020	By /s/ Santosh Haldankar
Name: Santosh Haldankar
Title: Senior Vice President - Legal & Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit    I

Description

Communication dated October 19, 2020 addressed to The New York Stock Exchange, 11, Wall Street, New York, NY 10005, United States of America (USA) intimating about Appointment of Mr. Sashidhar Jagdishan as Managing Director and Chief Executive Officer

Exhibit I

October 19, 2020

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sirs,

Sub: Appointment of Mr. Sashidhar Jagdishan as Managing Director and Chief Executive Officer

We wish to inform you that the Board of Directors of the Bank, at its meeting held on October 17, 2020 has approved the appointment of Mr. Sashidhar Jagdishan (DIN: 08614396) as an Additional Director and as the Managing Director and Chief Executive Officer of the Bank, subject to the approval of the shareholders of the Bank, for a period of three (3) years from October 27, 2020, as approved by the Reserve Bank of India vide its email dated August 3, 2020.

The above appointment shall be placed before the shareholders of the Bank for their approval, by way of postal ballot (through remote e-voting) in accordance with the relevant MCA circulars.

Brief profile of Mr. Jagdishan is stated in Annexure-I. He is not debarred from holding office of director by virtue of any SEBI order or any other such authority. He is not related to any director of the Bank.

You are requested to kindly take the above on your records.

Thanking you,

Yours faithfully,

For HDFC Bank Limited

Sd/-

Santosh Haldankar

Sr. Vice President (Legal) & Company Secretary

Annexure 1 – Brief Profile of Mr. Sashidhar Jagdishan

Sr. No.	Particulars	Particulars
1.	Brief profile

Sashidhar Jagdishan (Sashi) joined the Bank in the year 1996 as a Manager in the Finance function. He became Business Head - Finance in 1999 and was appointed as Chief Financial Officer in the year 2008.

Sashi has played a critical role in supporting the growth trajectory of the Bank. He has led the finance function and played a pivotal role in aligning the organization in achieving the strategic objectives over the years.

Prior to his appointment as Managing Director & CEO of the Bank, he was the Strategic Change Agent of the Bank in addition to overseeing the functions of Finance, Human Resources, Legal & Secretarial, Administration, Infrastructure, Corporate Communications and Corporate Social Responsibility.

Sashi has an overall experience of 30 years. He has completed his graduation in Science with specialization in Physics; he is a Chartered Accountant by profession and also holds a Master’s degree in Economics of Money, Banking & Finance from the University of Sheffield, UK.

2.	Reason for change	Retirement of previous incumbent
3.	Date of appointment	October 27, 2020
4.	Any relationship with other directors on the Board of the Bank	None